Exhibit 99.1

NEWS RELEASE

NYSE American:EU

TSXV:EU

February 8, 2023

www.encoreuranium.com

enCore Energy Closes C$34.5m Public Offering

Corpus Christi, Texas – February 8, 2023: enCore Energy Corp. (“enCore” or the “Company”) (NYSE American:EU) (TSXV:EU) today announces that it has closed its previously announced public offering (the “Offering”) of units (the “Units”) of the Company. Pursuant to the Offering, the Company issued a total of 10,615,650 Units at a price of C$3.25 per Unit for aggregate gross proceeds of C$34,500,862.50, including the full exercise of the over-allotment option granted to the Underwriters (as defined herein) under the Offering.

The Offering was conducted through a syndicate of underwriters led by Canaccord Genuity, as lead underwriter and sole bookrunner, and including Cantor Fitzgerald Canada Corporation and Haywood Securities Inc. (collectively, the “Underwriters”) pursuant to an underwriting agreement dated January 25, 2023 entered into among the Company and the Underwriters.

Each Unit consists of one common share in the capital of the Company (each a “Unit Share”) and one-half of one common share purchase warrant (each a “Warrant”). Each Warrant entitles the holder thereof to purchase one common share of the Company (a “Warrant Share”) at a price of C$4.05 per Warrant Share for a period of 36 months following the closing of the Offering.

The Company intends to use a portion of the net proceeds from the Offering to fund amounts required to be paid to complete the Company’s previously announced pending acquisition of the Alta Mesa ISR uranium project (the “Alta Mesa Acquisition”) and to maintain and advance the Company's material properties, acquire properties, plant upgrades, drilling, maintenance and refurbishment, community outreach and communications, licensing and permitting, and for general corporate and working capital purposes, all in the manner as set forth in the short form prospectus of the Company dated February 3, 2023 and filed in connection with the Offering (the “Prospectus”).

The Offering remains subject to the final approval of the TSX Venture Exchange.

The Prospectus has been filed with the securities commissions or similar securities regulatory authorities in each of the provinces of Canada except Québec. A registration statement on Form F-10 (including such Prospectus) (the “Registration Statement”) has also been filed with the U.S. Securities and Exchange Commission (the “SEC”) for the Offering. The Prospectus and the Registration Statement contain important detailed information relating to the Company and the Offering.

Investors should read the Prospectus and the Registration Statement and other documents the Company has filed with the SEC for more complete information about the Company and the Offering. A copy of these documents is available on the SEC website at www.sec.gov and on SEDAR at www.sedar.com. Copies may also be obtained in Canada from Canaccord Genuity Corp., 40 Temperance Street, Suite 2100, Toronto, ON M5H 0B4 and in the United States from Canaccord Genuity LLC, 99 High Street, Suite 1200, Boston, Massachusetts 02110, Attn: Syndicate Department, by telephone at (617) 371-3900, or by email at prospectus@canaccordgenuity.com.

About enCore Energy Corp.

enCore Energy is the most diversified In-Situ Recovery (ISR) uranium development company in the United States and recently announced it entered into a definitive agreement to acquire the Alta Mesa In-Situ Recovery uranium project. The Alta Mesa Acquisition will position enCore as a leading US-focused ISR uranium company with the proven management expertise required to advance multiple production opportunities within its portfolio. enCore is focused on becoming the next uranium producer from its licensed and past-producing South Texas Rosita Processing Plant by 2023. The South Dakota-based Dewey-Burdock project and the Wyoming Gas Hills project offer mid-term production opportunities, with significant New Mexico uranium resource endowments providing long-term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore is committed to engaging and working with local communities and indigenous governments to create positive impact from corporate developments.

For further information please contact:

William M. Sheriff

Executive Chairman

972-333-2214

info@encoreuranium.com

www.encoreuranium.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain information contained in this news release, including: any information relating to the Company being a leading uranium company; the use of proceeds from the Offering; the ability of the Company to complete the Alta Mesa Acquisition and to realize the expected benefits of the Alta Mesa Acquisition; final approvals relating to the Offering; and any other statements regarding future expectations, beliefs, goals or prospects; may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", “is expected”, "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the companies' ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; risks associated with accessing additional funding required for the transactions and operations discussed in this news release; the use of proceeds of the Offering; obtaining final approvals relating to the Offering; the Company’s ability to complete the Alta Mesa Acquisition; future legislative and regulatory developments; the ability of enCore to implement its business strategies; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; risks posed by the economic and political environments in which the Company operates and intends to operate; market instability due to the COVID-19 pandemic; the potential for losses arising from the expansion of operations into new markets; increased competition; assumptions regarding market trends and the expected demand and desires for the Company’s products and proposed products; reliance on industry manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the companies' annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.